                                                                      EXHIBIT 22

FINANCIAL HIGHLIGHTS

                                                                                     May 31,
(in thousands, except per share information)           --------------------------------------------------------------
                                                          2001          2000         1999         1998         1997
REVENUES                                                $211,176      $241,793     $269,739     $255,505     $150,500
Costs of revenues and depreciation                        99,724       131,125      139,338      122,080       66,433
Selling, administrative and general expenses              62,625        65,104       77,612       69,099       42,439
Interest (income) expense, net                              (708)        5,465       11,999        9,506          829
                                                        --------      --------     --------     --------     --------
Income before income taxes                                49,535        40,099       40,790       54,820       40,799
Income taxes                                              18,822        15,237       16,725       22,476       16,726
                                                        ========      --------     --------     --------     --------
NET INCOME                                              $ 30,713      $ 24,862     $ 24,065     $ 32,344     $ 24,073
                                                        ========      ========     ========     ========     ========
EARNINGS PER SHARE:
  Basic                                                 $   1.26      $   1.01     $   0.98     $   1.33     $   1.01
  Diluted                                               $   1.24      $   1.00     $   0.96     $   1.29     $   0.97

SHARES USED IN PER SHARE
  CALCULATION:
  Basic                                                   24,416        24,571       24,443       24,305       23,952
  Diluted                                                 24,753        24,972       25,004       25,141       24,868
TOTAL ASSETS                                            $312,468      $306,435     $368,708     $457,896     $188,213
BANK BORROWINGS                                         $     --      $ 21,800     $107,500     $226,900     $  4,200
SHAREHOLDERS' EQUITY                                    $250,186      $221,665     $196,174     $172,009     $139,220

SHAREHOLDER'S EQUITY PER COMMON SHARE                   $  10.21      $   9.00     $   8.01     $   7.04     $   5.79

13     Electro Rent 2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Electro Rent's rental and lease equipment portfolio totaled $389 million, at acquisition cost, at May 31, 2001, decreasing $55 million from last year. During the three years ended May 31, 2001, the Company made payments for equipment purchases totaling $222 million, while recording a net decrease in its equipment portfolio at acquisition cost of $79 million resulting from the liquidation of used equipment. The Company has three principal sources of liquidity: cash flows provided by its operating activities, proceeds from the sale of equipment from its portfolio, and external funds that historically have been provided by bank borrowings.

During the years ended May 31, 2001 and 2000 net cash provided by operating activities was $97.4 million and $127.8 million, respectively. The decrease in fiscal 2001 results primarily from the decline in personal computer rental and lease revenues. Changes in accounts receivable and accrued expenses also contributed to this decrease.

During the years ended May 31, 2001 and 2000 net cash used in investing activities was $13.9 million and $45.1 million, respectively. This decrease is primarily attributable to the receipt of a $20.8 million purchase price reduction and the settlement of all accounts related to the GE TMS acquisition, as well as reduced purchase payments for data products equipment.

During fiscal 2001 net cash used in financing activities was $24.1 million, compared to $85.1 million in fiscal 2000, reflecting a decline in repayments of bank borrowings, partially offset by the repurchase of $3.0 million of the Company's common stock in June 2000. The result of the cash flows from operating, investing and financing activities in fiscal 2001 was an increase in cash and cash equivalents of $59.4 million.

As the following table illustrates, cash flows from operating activities and proceeds from the sale of equipment have been more than sufficient to fund the Company's operations during the last three years.

                                                                                                          Three Years Ended
(in thousands)                                                  1999            2000            2001        May 31, 2001
Cash flows from operating activities(1)                      $ 163,675       $ 127,771       $  97,434       $ 388,880
Proceeds from sale of equipment                                 31,134          37,016          32,745         100,895
Total cash flows available for equipment purchases             194,809         164,787         130,179         489,775
Payments for equipment purchases                               (73,406)        (81,802)        (66,987)       (222,195)
Net decrease in bank borrowings                               (119,400)        (85,700)        (21,800)       (226,900)
Net decrease in equipment portfolio at acquisition cost            (50)        (23,958)        (55,048)        (79,056)

(1) For the components of cash flows from operating activities, see the Consolidated Statements of Cash Flows.

As indicated by the table, cash flows from operating activities and proceeds from sale of equipment provided 220% of the funds required for equipment purchased during the three-year period ended May 31, 2001. Rental and lease revenues have been significantly supplemented as a source of cash flow by proceeds from the sale of equipment from Electro Rent's portfolio. Management believes that cash and cash equivalents, cash flows from operating activities, proceeds from the sale of equipment and its borrowing capacity (see Note 2 of Notes to Consolidated Financial Statements) will be sufficient to fund the Company's operations.

The market for personal computers and data products continued to weaken during fiscal 2001, and as a result, the Company's expenditures for equipment decreased. The Company repaid its bank borrowings in full during the first half of fiscal 2001. During the second half of fiscal 2001, the Company accumulated cash in short-term money market funds. The Company's cash and cash equivalents are likely to continue to accumulate, unless the Company decides to buy back additional shares, finance an acquisition, or pursue other opportunities.

14     Electro Rent 2001 Annual Report

On November 14, 2000, the Company's previous revolving line of credit expired. On December 1, 2000, the Company entered into an agreement with a bank to provide a new revolving line of credit for $25.0 million, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. The Company had no borrowings outstanding at May 31, 2001.

Inflation generally has favorably influenced the Company's results of operations by enhancing the sale prices of its used equipment. However, lower inflation rates and the continued availability of newer, less expensive equipment with similar or better specifications could result, over a period of several years, in lower relative sale prices for used electronic equipment. If this should occur, the Company's margins and earnings will be reduced. Prices of new and used electronic test equipment have not consistently followed the overall inflation rate. Prices of new and used personal computers and workstations have consistently declined for the past three years. Because management is unable to predict the advances in technology and the rate of inflation for the next several years, it is not possible to estimate the impact of these factors on the Company's margins and earnings.

FISCAL 2001 COMPARED WITH FISCAL 2000

Total revenues for the year ended May 31, 2001 decreased 13% to $211.2 million from $241.8 million, primarily as a result of continuing attrition of the TMS business acquired by the Company in November 1997 and a generally weak personal computer market during the last 12 months, partially offset by increased rentals of test and measurement equipment in the Company's telecommunications product line. Rental and lease revenues decreased 13% to $173.5 million in fiscal 2001, largely for the reasons noted above, and sales of equipment and other revenues decreased 12% to $37.7 million in fiscal 2001.

Depreciation of equipment decreased from 48% of rental and lease revenues in fiscal 2000 to 42% of rental and lease revenues in fiscal 2001. This decrease is primarily due to the fact that a large portion of computers acquired from TMS in fiscal 1998 became fully depreciated in the last half of fiscal 2000. This decrease also reflects the shift in the Company's equipment portfolio from personal computers, having relatively shorter useful lives, to test and measurement equipment, having relatively longer useful lives.

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 82% of equipment sales in fiscal 2000 to 69% of equipment sales in fiscal 2001. This cost ratio decrease primarily results from the sale of equipment that is generally more depreciated than in the prior fiscal year and several non-recurring customer settlements.

Selling, general and administrative expenses totaled $62.6 million in fiscal 2001, or 30% of revenues, as compared to $65.1 million, or 27% of revenues, in fiscal 2000. This expense ratio increase reflects the 13% decline in total revenues, partially offset by a 4% decline in SG&A primarily resulting from a reduction in personnel and the closing of certain facilities.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and taxes were $48.8 million, or 23% of total revenues in fiscal 2001, compared to $45.6 million, or 19% of total revenues in fiscal 2000.

Net interest income and expense changed from expense of $5.5 million in fiscal 2000 to income of $0.7 million in fiscal 2001. This change results from the Company's repayment of all of its bank borrowings during the second quarter of fiscal 2001, and the Company's subsequent investment of its cash in money market instruments.

FISCAL 2000 COMPARED WITH FISCAL 1999

Total revenues for the year ended May 31, 2000 decreased 10% to $241.8 million from $269.7 million, reflecting the continued decline in the demand for personal computers, and the greater than expected contraction of the combined business after the acquisition of TMS in fiscal 1998. Rental and lease revenues decreased 15% to $199.0 million. However, sales of equipment and other revenues increased 19% to $42.8 million reflecting greater liquidation of equipment returning from leases.

Depreciation of equipment as a percentage of rental and lease revenues increased from 45% in fiscal 1999 to 48% in fiscal 2000. This increase is primarily due to lower equipment utilization, caused by continued weakness in the personal computer business, and an acceleration of depreciation for personal computers implemented at the beginning of fiscal 1999.

Costs of revenues other than depreciation primarily includes the cost of equipment sales, which decreased from 88% of equipment sales in fiscal 1999 to 82% of equipment sales in fiscal 2000. This decrease is primarily attributable to the sale of more fully depreciated personal computers in fiscal 2000.

15     Electro Rent 2001 Annual Report

Selling, general and administrative expenses totaled $65.1 million or 27% of total revenues for fiscal 2000, as compared to $77.6 million or 29% of total revenues for fiscal 1999. The decrease in the expense ratio primarily reflects an employee reduction of approximately 8% resulting from a restructuring of the sales organization, and lower freight costs achieved through improved equipment management.

As a result of the changes in revenues, operating costs and expenses discussed above, earnings before interest and income taxes were $45.6 million or 19% of total revenues for fiscal 2000 compared to $52.8 million or 20% of total revenues for fiscal 1999.

Interest expense decreased to $5.5 million in fiscal 2000 from $12.0 million in fiscal 1999. The decrease results from further repayments of bank borrowings used to finance the TMS acquisition in November 1997.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT INTEREST RATES AND CURRENCY RATES

The Company's primary market risk exposure historically has been risks related to interest rate fluctuations, primarily related to its previous borrowings under its unsecured revolving credit facility. However, interest rates do not necessarily impact the Company's margins or earnings because the effects of higher or lower borrowing costs may be reflected in the financing rates on newly rented and leased assets. The Company attempts to reduce this risk by utilizing derivative financial instruments, namely interest rate caps and swaps, pursuant to Company policies. The Company does not enter into derivative financial instruments for the purpose of trading. Although the Company has the ability to draw on its revolving credit line, the Company currently has no outstanding borrowings under its credit facility or interest rate protection agreements in place.

The Company is also subject to risks associated with foreign currency rate fluctuations to the extent of financing arrangements for rented and leased equipment denominated in Canadian dollars. The Company has determined that hedging of these assets is not cost effective and instead attempts to minimize its risks due to currency and exchange rate fluctuations through working capital management. The Company does not believe that any foreseeable change in currency rates would materially or adversely affect its financial position or results of operations.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

Except for the historical statements and discussions contained in this Annual Report, statements contained in this Annual Report constitute forward-looking statements within the meaning of section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current views of the Company's management with respect to future events and financial performance; however, you should not put undue reliance on these statements. The Company undertakes no obligation to update or revise any forward-looking statements that are or may be affected by developments which the Company's management does not deem material. When used or incorporated by reference in this Annual Report, the words "anticipate," "believes," "expects," "intends," "future," and other similar expressions identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, not all of which are disclosed in this Annual Report. The Company believes its management's assumptions are reasonable, nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, the Company's actual results will probably differ from the outcomes contained in any forward-looking statement, and those differences could be material. Factors that could cause or contribute to these differences include, among others, those risks and uncertainties discussed under the sections contained in this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in "Quantitative and Qualitative Disclosure About Interest Rates and Currency Rates," as well as in the Company's Annual Report on Form 10-K for the year ended May 31, 2001, including the "Risk Factors" attached as Exhibit 99 to that document, the Company's Proxy Statement for its 2001 Annual Meeting of Shareholders and the Company's other filings with the Securities and Exchange Commission. Should one or more of the risks discussed, or any other risks, materialize, or should one or more of the Company's underlying assumptions prove incorrect, the Company's actual results may vary materially from those anticipated, estimated, expected or projected.

17     Electro Rent 2001 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

                                                                      Year Ended May 31,
                                                          ----------------------------------------
(in thousands, except per share information)                 2001            2000           1999
REVENUES:
        Rentals and leases                                $ 173,495       $ 199,022      $ 233,682
        Sales of equipment and other revenues                37,681          42,771         36,057
                                                          ---------       ---------      ---------
                Total revenues                              211,176         241,793        269,739
                                                          ---------       ---------      ---------
COSTS AND EXPENSES:
        Depreciation of equipment                            72,753          95,769        106,051
        Costs of revenues other than depreciation            26,971          35,356         33,287
        Selling, administrative and general expenses         62,625          65,104         77,612
        Interest (income) expense, net                         (708)          5,465         11,999
                                                          ---------       ---------      ---------
                Total costs and expenses                    161,641         201,694        228,949
                                                          ---------       ---------      ---------
Income before income taxes                                   49,535          40,099         40,790
Income taxes                                                 18,822          15,237         16,725
                                                          ---------       ---------      ---------
Net income                                                $  30,713       $  24,862      $  24,065
                                                          =========       =========      =========
Earnings per share:
        Basic                                             $    1.26       $    1.01      $    0.98
        Diluted                                           $    1.24       $    1.00      $    0.96
Shares used in per share calculation:
        Basic                                                24,416          24,571         24,443
        Diluted                                              24,753          24,972         25,004



The accompanying notes are an integral part of these consolidated financial statements.

18     Electro Rent 2001 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                                                    May 31,
                                                                                              ----------------------
(in thousands, except share information)                                                        2001          2000
ASSETS
        Cash and cash equivalents                                                             $ 61,136      $  1,605
        Accounts receivable, net of allowance for doubtful accounts of $1,840 and $4,866        23,809        29,862
        Rental and lease equipment, net of accumulated depreciation of $221,892
                and $254,354                                                                   167,521       190,107
        Other property, net of accumulated depreciation and amortization of $10,447
                and $10,409                                                                     18,841        20,608
        Goodwill, net of accumulated amortization of $11,226 and $9,717                         37,387        59,719
        Other                                                                                    3,774         4,534
                                                                                              --------      --------
                                                                                              $312,468      $306,435
                                                                                              ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
        Bank borrowings                                                                       $     --      $ 21,800
        Accounts payable                                                                        25,733        22,635
        Accrued expenses                                                                        19,606        24,921
        Net deferred income tax liability                                                       16,943        15,414
                                                                                              --------      --------
                Total liabilities                                                               62,282        84,770
                                                                                              --------      --------
Commitments and contingencies
Shareholders' equity
        Preferred stock, $1 par -- shares authorized 1,000,000; none issued                         --            --
        Common stock, no par -- shares authorized 40,000,000; issued and outstanding:
                2001 - 24,502,879; 2000 - 24,634,585                                            11,782        11,139
        Retained earnings                                                                      238,404       210,526
                                                                                              --------      --------
                Total shareholders' equity                                                     250,186       221,665
                                                                                              --------      --------
                                                                                              $312,468      $306,435
                                                                                              ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

19     Electro Rent 2001 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                Three years ended May 31, 2001
                                                                             -------------------------------------
                                                                                 Common Stock
                                                                             ----------------------
                                                                             Number                       Retained
(in thousands)                                                              of Shares       Amount        Earnings
Balance, May 31, 1998                                                        24,416       $  10,410       $ 161,599
        Exercise of stock options, net, including related tax effect             60             100              --
        Net income for the year ended May 31, 1999                               --              --          24,065
Balance, May 31, 1999                                                        24,476          10,510         185,664
        Exercise of stock options, net, including related tax effect            159             629              --
        Net income for the year ended May 31, 2000                               --              --          24,862
Balance, May 31, 2000                                                        24,635          11,139         210,526
        Exercise of stock options, net, including related tax effect            186             789              --
        Repurchase of common stock                                             (318)           (146)         (2,835)
        Net income for the year ended May 31, 2001                               --              --          30,713
                                                                             ------       ---------       ---------
Balance, May 31, 2001                                                        24,503       $  11,782       $ 238,404
                                                                             ======       =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

20     Electro Rent 2001 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               Year Ended May 31,
                                                                                   -----------------------------------------
(in thousands)                                                                        2001            2000            1999
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                 $  30,713       $  24,862       $  24,065
        Adjustments to reconcile net income to net cash provided by operating activities:
             Depreciation and amortization                                            76,856         100,655         110,831
             Provision for losses on accounts receivable                               2,479           1,265           2,714
             Gain on sale of equipment                                               (10,226)         (6,767)         (3,644)
             Change in operating assets and liabilities:
                     Decrease in accounts receivable                                   3,574          14,747          17,930
                     Decrease in other assets                                            402              43           1,478
                     Increase (decrease) in accounts payable                          (2,578)         (3,890)          5,076
                     Increase (decrease) in accrued expenses                          (5,315)         (1,804)          4,976
                     Increase (decrease) in net deferred income tax liability          1,529          (1,340)            249
                                                                                   ---------       ---------       ---------
                     Net cash provided by operating activities                        97,434         127,771         163,675
                                                                                   ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Proceeds from sale of equipment                                               32,745          37,016          31,134
        Proceeds from purchase price settlement (Note 7)                              20,800              --              --
        Payments for purchase of rental and lease equipment                          (66,987)        (81,802)        (73,406)
        Payments for purchase of other property                                         (469)           (348)           (345)
                                                                                   ---------       ---------       ---------
                     Net cash used in investing activities                           (13,911)        (45,134)        (42,617)
                                                                                   ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Decrease in bank borrowings                                                  (21,800)        (85,700)       (119,400)
        Proceeds from issuance of common stock                                           789             629             100
        Payment for repurchase of common stock                                        (2,981)             --              --
                                                                                   ---------       ---------       ---------
                     Net cash used in financing activities                           (23,992)        (85,071)       (119,300)
                                                                                   ---------       ---------       ---------
Net increase (decrease) in cash                                                       59,531          (2,434)          1,758
Cash and cash equivalents at beginning of year                                         1,605           4,039           2,281
                                                                                   ---------       ---------       ---------
Cash and cash equivalents at end of year                                           $  61,136       $   1,605       $   4,039
                                                                                   =========       =========       =========

The accompanying notes are an integral part of these consolidated financial statements.

21     Electro Rent 2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE ONE: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION: Electro Rent Corporation primarily engages in the short-term rental and the lease of state-of-the-art electronic equipment. The Company maintains an equipment portfolio composed primarily of general purpose test and measurement instruments, personal computers and workstations purchased from leading manufacturers. Another aspect of the Company's business is the sale of equipment after its utilization for rental or lease. The Company's customers are primarily located in the United States and operate in various industry segments including aerospace and defense, telecommunications, consulting and computer technology. During fiscal 2001, 2000 and 1999 no customer accounted for more than 10% of total revenues.

BASIS OF PRESENTATION: The consolidated financial statements include Electro Rent Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosures of contingent assets and liabilities as of the date of these financial statements. Management's use of estimates also affects the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

REVENUE RECOGNITION: Rental and lease revenue is billed and recognized on a monthly basis. Other revenue consists of billings to customers for equipment sales, delivery, or repairs, which is recognized in the period in which the respective equipment is shipped or the services are performed.

RENTAL AND LEASE EQUIPMENT AND OTHER PROPERTY: Assets are stated at cost, less accumulated depreciation. Upon retirement or disposal of assets, the cost and the related allowance for depreciation are eliminated from the accounts and any gain or loss is recognized. Depreciation of rental and lease equipment and other property is computed using the straight-line and sum-of-the-years'-digits methods over the estimated useful lives of the respective equipment. New rental and lease equipment is depreciated over three to seven years, and used equipment over two to six years, depending on the type of equipment. Normal maintenance and repairs are expensed as incurred.

CAPITAL LEASES: The Company has certain customer leases providing bargain purchase options, which are accounted for as sales-type leases. At May 31, 2001 and 2000 investment in sales-type leases of $1,334,000 and $1,380,000, net of deferred interest of $72,000 and $82,000, is included in other assets. Interest income is recognized over the life of the lease using the effective interest method.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amount of cash and cash equivalents and accounts receivable approximates fair value due to the short maturity of these instruments. Cash and short term investments with original maturities of 90 days or less are considered to be cash equivalents. Bank borrowings bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly, the carrying value approximates fair value.

IMPAIRMENT OF ASSETS: The carrying value of equipment held for rental and lease is assessed quarterly and/or when factors indicating an impairment are present. The Company recognizes impairment losses on equipment held for rental and lease when the expected future cash flows are less than the asset's carrying value, in which case the asset is written down to its estimated fair value. The Company would recognize impairment losses on goodwill when expected future cash flows from the related operations are less than the carrying value.

CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. The Company sells primarily on 30-day terms, performs credit evaluation procedures on each customer's individual transactions and requires security deposits or personal guarantees from its customers when significant credit risks are identified. Typically, most customers are large, established firms. Historically, the Company has not incurred significant credit related losses. An allowance for potential credit losses is maintained.

22     Electro Rent 2001 Annual Report

The Company purchases rental and lease equipment from numerous vendors. During fiscal 2001, Agilent Technologies, Inc. was the only vendor which accounted for more than 10% of such purchases.

DERIVATIVE FINANCIAL INSTRUMENTS: During 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard as amended in SFAS 138 is effective for periods beginning after June 15, 2000 and will be adopted by the Company in fiscal 2002. The adoption of this standard is not expected to have a significant impact on the consolidated financial statements.

COMPREHENSIVE INCOME: SFAS No. 130, "Reporting Comprehensive Income," establishes standards to measure all changes in equity that result from transactions and other economic events other than transactions with shareholders. Comprehensive income is the total of net income and all other non-shareholder changes in equity. Other than net income, the Company has no comprehensive income.

SEGMENT REPORTING: The Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," at May 31, 1999. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Under SFAS No. 131, the Company's operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to the chief operating decision maker of the Company.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE: Basic earnings per share ("EPS") is computed as net income divided by the weighted average number of shares of common stock outstanding for the reported period, excluding the dilutive effects of stock options and other potentially dilutive securities. Diluted EPS is computed as net income divided by the weighted average number of shares outstanding of common stock and common stock equivalents for the reported period. Common stock equivalents result from the dilutive stock options computed using the treasury stock method.

CASH FLOW: Supplemental disclosures of cash paid during the year for:

(in thousands)      2001         2000         1999
Interest          $   271      $ 4,545      $12,144
Income taxes       19,095       17,030       10,409

Supplemental disclosure of non-cash investing and financing activities: The Company acquired equipment of $25,623,000, $19,947,000, and $14,977,000 at May
31, 2001, 2000 and 1999, respectively, which was paid for during the subsequent year.

RECENT PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards
Board approved for issuance Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." This standard eliminates the pooling method of accounting for business combinations initiated after June 30, 2001. In addition, SFAS 141 addresses the accounting for intangible assets and goodwill acquired in a business combination. This portion of SFAS 141 is effective for business combinations completed after June 30, 2001. The Company does not expect SFAS 141 to have a material effect on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board approved for issuance Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Intangible Assets," which revises the accounting for purchased goodwill and intangible assets. Under SFAS 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment annually and also in the event of an impairment indicator. SFAS 142 is effective for fiscal years beginning after December 15, 2001, with early adoption permitted for companies with fiscal years beginning after March 15, 2001 if their first quarter financial statements have not previously been issued. The Company expects that adoption of SFAS 142 will increase annual operating income by approximately $1.1 million. The Company will adopt SFAS 142 as of June 1, 2001.

23     Electro Rent 2001 Annual Report

NOTE TWO: BORROWINGS

On November 14, 1997, in connection with the acquisition of the net tangible assets of GE Capital Technology Management Services, the Company obtained a $330,000,000 unsecured revolving line of credit with a syndicate of twenty-one banks which expired on November 14, 2000 with no borrowings outstanding. Interest under the line of credit was determined at the time of borrowing and, at the Company's option, was based on a base rate, LIBOR or other variable rates. The line of credit required the payment of a facility fee and included requirements regarding the level of the Company's tangible net worth, interest coverage ratios and leverage ratios. On December 1, 2000, the Company entered into an agreement with a bank to provide a new $25,000,000 revolving line of credit, subject to certain restrictions, to meet equipment acquisition needs as well as working capital and general corporate requirements. Interest under the line of credit is determined at the time of borrowing and, at the Company's option, is based on a base rate, LIBOR or other variable rates. The line of credit requires the payment of a facility fee, and includes requirements regarding the level of the Company's consolidated net worth and fixed charge coverage. The Company had no borrowings outstanding at May 31, 2001. Average borrowing for the year ended May 31, 2001 was $3,400,000 with an weighted average interest rate of 7.26%.

Derivative Positions -- The Company entered into various interest rate protection agreements, which all have expired during fiscal 2000 and 2001. The Company's exposure under these agreements was limited to the impact of variable interest rate fluctuations and the periodic settlement of amounts due under these agreements if the other parties failed to perform.

NOTE THREE: INCOME TAXES

The provision for income taxes consists of the following:

(in thousands)         2001           2000           1999
Current
        Federal      $ 15,131      $ 14,505       $ 14,064
        State           2,162         2,072          2,412
Deferred
        Federal         1,338        (1,172)           213
        State             191          (168)            36

                     --------      --------       --------
                     $ 18,822      $ 15,237       $ 16,725
                     ========      ========       ========

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

                                           2001        2000        1999
Statutory federal rate                     35.0%       35.0%       35.0%
State taxes, net of federal benefit         5.0         5.0         5.5
Other--net                                 (2.0)       (2.0)        0.5
                                           ----        ----        ----
Effective tax rate                         38.0%       38.0%       41.0%
                                           ====        ====        ====

24     Electro Rent 2001 Annual Report

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities at May 31, 2001 and 2000 are as follows:

(in thousands)                                           2001           2000
Deferred tax assets:
        Allowance for doubtful accounts                $    736       $  1,946
        Net operating loss carryforwards                    770            877
        Deferred compensation and benefits                  625            503
        Other                                             1,073          1,048
                                                       --------       --------
                                                          3,204          4,374
                                                       --------       --------
Deferred tax liabilities:
        Accumulated depreciation and amortization       (16,919)       (15,723)
        Deferred revenue                                 (2,388)        (2,153)
        Other                                              (840)        (1,912)
                                                       --------       --------
                                                        (20,147)       (19,788)
                                                       --------       --------
                Net deferred tax liabilities           $(16,943)      $(15,414)
                                                       ========       ========

Net operating loss carryforwards for federal income tax reporting purposes approximate $2,201,000 at May 31, 2001 and are available for use against taxable income through 2006. The utilization of operating loss carryforwards is limited to $356,000 per year for federal income tax reporting purposes.

NOTE FOUR: COMPUTATION OF EARNINGS PER SHARE

Following is a reconciliation of the numerator and denominator used in the computation of basic and diluted EPS:

(in thousands, except per share data)                            2001         2000         1999
Denominator:
        Denominator for basic earnings per share --
                weighted average common shares outstanding       24,416       24,571       24,443
        Effect of dilutive securities--options                      337          401          561
                                                                -------      -------      -------
                                                                 24,753       24,972       25,004
                                                                =======      =======      =======
Net income                                                      $30,713      $24,862      $24,065
                                                                =======      =======      =======
Earnings per share:
        Basic                                                   $  1.26      $  1.01      $  0.98
                                                                =======      =======      =======
        Diluted                                                 $  1.24      $  1.00      $  0.96
                                                                =======      =======      =======

Certain options to purchase the Company's common stock were not included in the computation of diluted earnings per share because to do so would have been antidilutive. The quantity of such options is 387,661, 507,137, and 429,267 at May 31, 2001, 2000, and 1999, respectively.

NOTE FIVE:  RENTALS UNDER NONCANCELLABLE OPERATING LEASES

In addition to short-term rentals, equipment is leased to customers under various operating leases that expire over the next three years. These leases provide the lessee with the option of renewing the agreement for periods of up to twelve months or purchasing the equipment at fair market value at the end of the initial or renewal term.

25     Electro Rent 2001 Annual Report

The Company's cost of equipment under operating leases at May 31, 2001, with remaining noncancellable lease terms of more than one year, is $26,010,000 before accumulated depreciation of $12,119,000, and the net book value is $13,891,000.

A schedule of minimum future rentals to be received on noncancellable operating leases with remaining lease terms of more than one year as of May 31, 2001 is as follows:

(in thousands)
2002                 $  14,883
2003                     8,423
2004                     1,302

                     ---------
                     $  24,608
                     =========

NOTE SIX: OTHER PROPERTY

Other property, at cost, consists of the following:

(in thousands)                                         2001            2000
Land                                                 $  6,985       $  6,985
Buildings                                              13,682         13,525
Furniture and other equipment                           6,957          7,821
Leasehold improvements                                  1,664          2,686
                                                     --------       --------
                                                       29,288         31,017
Less--accumulated depreciation and amortization       (10,447)       (10,409)
                                                     --------       --------
                                                     $ 18,841       $ 20,608
                                                     ========       ========

NOTE SEVEN:  ACQUISITION PURCHASE PRICE SETTLEMENT

On December 13, 2000, the Company entered into a settlement agreement to fully resolve its closing balance sheet and purchase price disagreements with GE Capital Technology Management Services ("TMS"), regarding the Company's acquisition of the TMS computer and test and measurement equipment rental business. The Company received the related settlement payment of $20.8 million on December 14, 2000.

On November 14, 1997, the Company acquired the TMS business for a purchase price of approximately $240 million. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair value at the date of the acquisition. Before the settlement, the purchase price exceeded the fair market value of the tangible net assets acquired resulting in goodwill of approximately $60 million.

The TMS acquisition agreement included provisions for a reduction in the purchase price paid by the Company in the event there were objections to the TMS closing date balance sheet. The Company's objections were subject to resolution as set forth in the TMS acquisition agreement and were the subject of on-going discussions between the parties. The settlement related to these objections has been used primarily to reduce the TMS goodwill originally recorded.

26     Electro Rent 2001 Annual Report

NOTE EIGHT: COMMITMENTS AND CONTINGENCIES

The Company leases certain facilities under various operating leases. Most of the lease agreements provide the Company with the option of renewing its lease at the end of the initial lease term, at the fair rental value, for periods of up to five years. In most cases, management expects that in the normal course of business facility leases will be renewed or replaced by other leases.

Minimum payments under these leases, exclusive of property taxes and insurance, are as follows:

(in thousands)
2002                     $1,981
2003                      1,105
2004                        481
2005                        155
2006                         35
                         ------
                         $3,757
                         ======

Rent expense was $2,969,000, $3,630,000, $3,997,000 in 2001, 2000, and 1999,
respectively.

The Company from time to time is involved in various disputes. Any amounts received by the Company are recorded as income when received. It is management's opinion that none of the open matters at May 31, 2001 will have a material adverse effect on the Company's financial position.

NOTE NINE: STOCK OPTION PLANS

The Company has Stock Option Plans (the "Plans") which authorize the Board of Directors to grant options for 2,117,500 shares of the Company's common stock, of which 13,165 were available for future grants at May 31, 2001. The Plans provide for both incentive stock options, which may be granted only to employees, and nonstatutory stock options, which may be granted to directors and consultants who are not employees. Pursuant to the Plans, options have been granted to directors, officers and key employees at prices not less than 100% of the fair market value on the day of grant. Options are exercisable at various dates over a ten-year period from the date of grant or a five-year period in the case of an employee who is also a 10 percent stockholder. The Plans provide for a variety of vesting dates with the majority of the options vesting at a rate of 25 percent per year over a period of four years from the date of grant. All outstanding options expire at dates ranging from June 2001 to July 2010. The following table summarizes certain information relative to options for common stock.

                                                  2001                          2000                         1999
                                         -------------------------    --------------------------   ---------------------------
                                                          Weighted                      Weighted                      Weighted
                                                           Average                       Average                       Average
                                          Shares    Exercise Price      Shares    Exercise Price     Shares     Exercise Price
Options outstanding,
  beginning of year                      1,100,847       $ 9.19       1,305,771       $ 8.54       1,369,880       $ 8.32
      Granted                              172,640        11.60           9,618        12.94          33,767        13.23
      Exercised                           (192,693)        4.52        (167,664)        2.92         (65,500)        2.70
      Forfeited                            (12,000)       14.97         (46,878)       14.47         (32,376)       16.14
                                         ---------       ------       ---------       ------       ---------       ------
Options outstanding, end of year         1,068,794       $10.35       1,100,847       $ 9.19       1,305,771       $ 8.54
                                         =========       ======       =========       ======       =========       ======

Options exercisable at end of year         799,494       $ 9.56         866,597       $ 7.83         869,924       $ 5.99
Weighted-average fair value of
   options granted during year                           $ 6.62                       $ 6.44                       $ 7.62

27     Electro Rent 2001 Annual Report

The following summarizes information regarding stock options outstanding at May 31, 2001:

                                            Options Outstanding                            Options Exercisable
                                  --------------------------------------------       -------------------------
                                                     Weighted
                                                      Average         Weighted                        Weighted
                                                    Remaining          Average                         Average
                                      Number      Contractual         Exercise            Number      Exercise
Range of Exercise Prices         Outstanding             Life            Price       Exercisable         Price
$ 2.40 - $ 8.97                      410,960              2.4           $ 5.28           410,960        $ 5.28
$ 8.98 - $13.00                      270,173              7.6            11.65            97,623         11.77
$13.01 - $24.11                      387,661              5.4            14.82           290,911         14.87
                                   ---------              ---           ------           -------        ------
                                   1,068,794              4.8           $10.35           799,494        $ 9.56
                                   =========              ===           ======           =======        ======

Pro Forma Information: The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for employee stock options. Accordingly, compensation expense is recognized only when options are granted with a discounted exercise price. Any such compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Pro forma net earnings and earnings per share information, as required by Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," has been determined as if the Company had accounted for employee stock options under SFAS 123's fair value method. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for fiscal 2001, 2000, and 1999, respectively: risk-free interest rates of 6.2, 5.8, and 4.9 percent; dividend yield of 0 percent; expected option life of 7.2, 5.0, and 7.6 years; and volatility of 44.4, 47.8, and 47.1 percent.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the 4-year average vesting period of the options. The Company's pro forma net earnings for 2001, 2000, and 1999 were $29,783,000, $23,994,000, and $23,045,000, and pro forma net earnings per share were $1.21, $.97, and $.93, respectively.

NOTE TEN: SAVINGS PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

The Company maintains a Savings Plan (401(k)) and a frozen Employee Stock Ownership Plan (ESOP). Employees become eligible to participate in the 401(k) after one year of employment. The Company has the option to match contributions of participants at a rate management determines each year. For participants with three or more years of service, the Company also may elect to make additional discretionary matching contributions in excess of the rate elected for participants with less than three years of service.

The Board of Directors determines the amount to be contributed annually to the 401(k) in cash, provided that such contributions shall not exceed the amount deductible for federal income tax purposes. Cash contributions to the 401(k) of $670,000, $756,000, and $899,000 were made for 2001, 2000, and 1999, respectively.

28     Electro Rent 2001 Annual Report

NOTE ELEVEN: QUARTERLY INFORMATION (UNAUDITED)

Quarterly information is as follows:

                                                                                           Earnings per share
                                                  Total        Income          Net        -------------------
(in thousands, except per share information)    Revenues    Before Taxes     Income         Basic     Diluted
Fiscal Year 2001
        First Quarter                           $ 57,333      $ 14,339      $  8,890      $   0.36   $   0.36
        Second Quarter                            54,517        14,020         8,692          0.36       0.35
        Third Quarter                             50,752        12,079         7,490          0.31       0.30
        Fourth Quarter                            48,574         9,097         5,641          0.23       0.23
                                                --------      --------      --------      --------   --------
                                                $211,176      $ 49,535      $ 30,713      $   1.26   $   1.24
                                                ========      ========      ========      ========   ========

Fiscal Year 2000
        First Quarter                           $ 62,753      $ 10,425      $  6,464      $   0.26   $   0.26
        Second Quarter                            61,465         9,846         6,105          0.25       0.24
        Third Quarter                             59,089         8,692         5,389          0.22       0.22
        Fourth Quarter                            58,486        11,136         6,904          0.28       0.28
                                                $241,793      $ 40,099      $ 24,862      $   1.01   $   1.00

29     Electro Rent 2001 Annual Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Electro Rent Corporation:

We have audited the accompanying consolidated balance sheets of Electro Rent Corporation (a California corporation) and subsidiaries as of May 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electro Rent Corporation and subsidiaries as of May 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP
Los Angeles, California
August 6, 2001


CAPITAL STOCK, SHAREHOLDERS AND CASH DIVIDEND INFORMATION

The common stock of the Company is quoted on NASDAQ under the symbol ELRC. There were approximately 488 shareholders of record at August 6, 2001. The Company has not, and does not expect in the future, to pay regular cash or non-cash distributions or dividends to its shareholders. The following table sets forth, for the period shown, the high and low closing sale prices in the NASDAQ National Market System as reported by NASDAQ.

                        Fiscal Year 2001        Fiscal Year 2000
                       ------------------      ------------------
                       High        Low         High        Low
First Quarter       $   12.75   $    9.50   $   13.00   $   10.75
Second Quarter          13.69       11.25       13.00       10.50
Third Quarter           18.00       11.06       12.00       10.69
Fourth Quarter          16.30       13.00       12.38        9.88